PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48557

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING ___JANUARY 1, 2020___ AND ENDING ___DECEMBER 31, 2020___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **1ST DISCOUNT BROKERAGE, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICAL USE ONLY

FIRM ID. NO.

8927 HYPOLUXO ROAD, SUITE A5

(No. and Street)

LAKE WORTH	**FL**	**33467**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AILEEN GALLAGHER   **561-515-3200**
                                                                          (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA

(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____ **AILEEN GALLAGHER** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **1ST DISCOUNT BROKERAGE, INC.** _____ , as of _____ **DECEMBER** _____ **31,** __ **2020** __ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

FINOP
Title

_____
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)

FINANCIAL STATEMENT
FOR THE YEAR ENDED

DECEMBER 31, 2020



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of 1st Discount Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 1st Discount Brokerage, Inc.'s management. Our responsibility is to express an opinion on 1st Discount Brokerage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 1st Discount Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PL

We have served as 1st Discount Brokerage, Inc.'s auditor since 2012.

Maitland, Florida

March 18, 2021

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

Assets

Cash and cash equivalents	$	316,999
Clearing deposits with clearing brokers		251,053
Due from clearing brokers		235,649
Accounts receivable		40,073
Prepaid expenses and other current assets		13,557
Securities purchased, not yet sold		31,640
Property and equipment, net of depreciation/amortization of $116,780		34,887
Other non-current assets		9,000
Operating lease asset		96,878
	$	1,029,736

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	151,642
PPP loan payable	$	123,500
Accounts payable		126,684
Accrued expenses		71,544
Operating lease liability		96,878
Total liabilities	$	570,248

Stockholder's equity:

Common stock, no par value, 100,000 shares authorized, 1,250 shares issued and outstanding		1,322,496
Retained earnings (deficit)		(863,008)
Total stockholder's equity		459,488
	$	1,029,736

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company"), (a wholly-owned subsidiary of 1DB Financial, Inc.) was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.· ("FINRA"). The Company became a wholly-owned subsidiary of 1 DB Financial, Inc. (the "Parent"), as of February 25, 1999.

The Company's main office is in Lake Worth, Florida and the Company operates independent branch offices throughout the United States. The Company's main sources of revenue are derived from securities brokerage transactions and fees as a registered investment advisor. In 2019 the Company began offering Digital Advisory services. The Company is an introducing broker-dealer and clears its trades through Apex Clearing Corporation (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers - Cash deposits with clearing broker consist of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a minimum clearing deposit of $250,000, based on the Company having only U.S. customers and executing trades exclusively through Apex Clearing. At December 31, 2020, the Company had $251,053 in the clearing deposit account, the difference representing earnings on the money on deposit. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker and commissions receivable - Due from clearing broker and commissions receivable represents monies due the Company from the Clearing Broker through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from two to seven years.

Revenue Recognition – Revenue from contracts with customers includes fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to certain future events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income are recognized monthly on an as earned basis, which is when the Company believes its performance obligation has been satisfied. There were no unsatisfied performance obligations as of December 31, 2020.

Admin Fees – Customer fees that are recorded when the performance obligation is completed.

Other income – Other income includes administrative fees for client services and other miscellaneous items and is recognized as earned.

Income taxes - The Company and its Parent are included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years except as described in Note 6.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management assesses the available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations, to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets.

It is the Company's policy to recognize any interest and penalties in the provision for taxes. The federal and state income tax returns of the company for 2019, 2018, and 2017 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Fair value of financial instruments - All of the Company's financial instruments are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value. See Note 4 for further discussion.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shares offices with its Parent. The Company pays all its own expenses; the Parent is not responsible for any of the Company expenses.

4. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis. There were no transfers in or out of Level 3 during the year:

| | | Fair Value Measurement at Reporting Date Using Description | | |
	12/31/2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned, not yet sold (Mortgage-Backed Securities/Equities)	$ 31,640	$	$ 31,640	$

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2020:

Equipment, furniture and software	56,286
Leasehold improvements	35,881
Internet Set-Up and Other	29,500
Website Development	30,000
Less: Accumulated depreciation/amortization	(116,780)
	$ 34,887

Depreciation/Amortization expense was $12,857 for the year ended December 31, 2020.

6. INCOME TAX EXPENSE/BENEFIT

The Company has available net operating loss and other carryforwards totaling approximately $2,160,000 at December 31, 2020, to reduce future tax of the parent and other subsidiaries of which $1,295,000 has been/is eliminated in the consolidation process. The carryforwards will begin to expire in the year 2030. With an increase of approximately $3,000 in the net operating loss and other carryforwards in 2020, management continues to believe that it is more likely than not that the benefit from these net operating losses and other carryforwards will not be realized.

7. COMMITMENTS AND CONTINGENCIES

The Company has obligations as a lessee for office space for which it adopted ASU2016-02, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the balance sheet as of December 31, 2020 were as follows:
Operating Leases:

Operating lease ROU assets	$96,878
Operating lease liabilities	$96,878

On January 5, 2010, the Company entered into a lease for its administrative offices effective April 2010. The lease was for a term of five (5) years and the space totals 1,440 square feet. In March 2015 the lease was renewed for an additional 3 years and terminated April 30, 2018. The lease was then renewed for an additional 5 years terminating April 30, 2023. In April 2020, Publix forgave rental payments from April 1, 2020 through May 31, 2020 and extended the lease through June 30, 2023 at the rates in effect immediately prior to the start of such extended period. The annual base rent for the first two years beginning 5/1/2018 was of $35,424. Thereafter, the annual base rate increases by 4% over the base year for the immediately preceding year. Operating expenses are charged in addition to the base rent.

Rent expense, including storage expense and rental of a postage meter, for the year ended December 31, 2020 was $54,665.

7. COMMITMENTS AND CONTINGENCIES POLICIES (continued)

Minimum basic rent payments inclusive of sales tax, excluding operating/common area maintenance, for, the next three years are as follows:

2021	$40,282
2022	$41,893
2023	$21,219
	$103,394

The Company maintains cash balances at a large national bank, which is insured by the Federal Deposit Insurance Corporation up to $250,000. The balances may exceed that amount at any time. However, management does not believe the money to be at risk.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $250,000 for cash) by the Securities Investor Protection Corporation. The balances may exceed these amounts at any given time, but management believes the money to not be at risk.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, The Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2020, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (continued)

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($349,870 at December 31, 2020) or $100,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2020, the net capital, as computed, was $470,366. Consequently, the Company had excess net capital of $370,366. At December 31, 2020, the percentage of aggregate indebtedness to net capital was approximately 74.4% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

There were no differences in the net capital computation shown on the Company's December 31, 2020 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

11. PPP LOAN

The Company received a loan from PNC Bank in the amount of $123,500 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 23, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The Company used the proceeds for purposes consistent with the PPP. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. As long as the Company submits its loan forgiveness application within ten months of the completion of the Covered Period, the Company is not required to make any payments until the forgiveness amount is remitted to the lender by SBA . If the loan is fully forgiven, the Company is not responsible for any payments. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months. The loan may be repaid at any time with no prepayment penalty.

12. COMMITMENTS AND CONTINGENCIES

The firm does not have any additional commitments, contingencies, or guarantees that are not disclosed.

13. SUBSEQUENT EVENTS

In preparing these financial statements, the Management of the Company has evaluated events and transactions through the date the financial statements were available to be issued. The Company has determined that the only subsequent event or transaction requiring disclosure is the PPP Loan. See Note 11.